Exhibit 99.1

Draganfly Announces Participation in the LD Micro Main Event XVI and Company Receives Minimum Bid Notification

Los Angeles, CA., September 28, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it will be presenting at the 16th annual LD Micro Main Event at the Luxe Sunset Boulevard Hotel, Los Angeles, California from October 3 to 5, 2023.

More than 200 attendees are expected to attend the 16th annual LD Micro Main Event, comprising industry professionals, investors, and entrepreneurs seeking opportunities for growth and collaboration. This platform enables participating companies to present their innovative offerings and connect with like-minded individuals to explore potential avenues for expansion.

Draganfly President and CEO Cameron Chell will present on October 3rd, 1 pm PST.

We invite interested parties to register for the event here: https://me23.sequireevents.com/

The Company also announces that it received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between August 10, 2023, through September 21, 2023, the Company did not meet the minimum bid price of US$1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market.

The letter also indicated that the Company will be provided with a compliance period of 180 calendar days, or until March 20, 2024 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). In order to regain compliance with Nasdaq’s minimum bid price requirement, the Company’s common shares must maintain a minimum closing bid price of US$1.00 for at least ten consecutive business days during the Compliance Period.

In the event the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar days to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Company may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that the Company will be unable to cure the deficiency, or if the Company is not otherwise eligible for the additional cure period, the Company may face delisting.

The letter has no immediate impact on the Company’s business operations or listing of the Company’s common shares, which will continue to be listed and traded on The Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of The Nasdaq Capital Market, as well as on the CSE.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD’s sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

To present or register, please get in touch with Dean@ldmicro.com

To learn more about Freedom US Markets, visit www.freedomusmkts.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company presenting at the 16th annual LD Micro Main Event at the Luxe Sunset Boulevard Hotel, Los Angeles, California from October 3 to 5, 2023; the Company regaining compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A); the Company’s common shares maintaining a minimum closing bid price of US$1.00 for at least ten consecutive business days during the Compliance Period. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.